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16013513

UNITED STATES
:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-67828

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

View Partners Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

465 South Street, Suite 200	Morristown	NJ	07960-6497
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 29 2016
Washington DC
413

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

View Partners Capital LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] Statement of Exemption from Rule 15c3-3
[ ] Independent Accountants' Report on Statement of Exemption from Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Ruslan Chilov, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to View Partners Capital LLC for the year ended December 31, 2015, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ruslan V Chilov

Signature

Managing Director

Title

Clare Braley

Notary Public

07/04/2017

SWORN TO BEFORE ME THIS

DAY OF 21 Jan **20**16

STATE OF NEW YORK

COUNTY OF New York **)S.S.**

View Partners Capital LLC
Index
December 31, 2015

Page(s)

Report of Independent Registered Public Accounting Firm.....1

Financial Statement

Statement of Financial Condition.....2

Notes to Financial Statement.....3–4


withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
View Partners Capital LLC,

We have audited the accompanying statement of financial condition of View Partners Capital LLC (the "Company"), as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of View Partners Capital LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

January 21, 2016

View Partners Capital LLC

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 279,046
Fixed assets (net of accumulated depreciation of $1,894)	2,367
Other assets	2,526
Total assets	$ 283,939
Liabilities and Member's Equity	
Deferred income	$ 12,500
Accrued liabilities	31
Total liabilities	12,531
Member's equity	271,408
Total liabilities and member's equity	$ 283,939

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

View Partners Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in investment banking services, such as private placement of securities and merger and acquisition advisory services for corporate customers. The Company's sole member is View Partners LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Revenues include fees generated by financing and merger and acquisition advisory services and are recognized ratably over the contractual period. In some instances, the Company receives a retainer which has not yet been fully earned. The unearned portion is included in deferred income on the statement of financial condition.

Income Taxes

The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. As such, income or loss of the Company, in general, is allocated to the member for inclusion in its income tax return. Accordingly, the Company has not provided for federal, state or local income taxes.

As of December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties, if assessed. No interest expense or penalties have been assessed for the year ended December 31, 2015.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over their estimated useful lives of three years.

3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of approximately $266,500 which exceeded the required net capital by approximately $261,500.

In accordance with its Membership Agreement with FINRA, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(i) of that rule. The Company does not handle cash or securities of customers.

4. Fixed Assets

Fixed assets consist of the following at December 31, 2015:

Computer equipment	4,261
Less: Accumulated depreciation	(1,894)
	$ 2,367

5. Commitments

The Company has a month-to-month lease with its landlord and occupies office space pursuant to a cancelable lease agreement. The lease may be cancelled if either party gives two month's written notice of its intent to terminate, otherwise it renews at a rate of $2,000 per month plus pro-rated building escalation charges.

6. Off-balance sheet risk and concentration of credit risk

The Company maintains its cash balances at one financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

View Partners Capital LLC
Statement of Financial Condition

December 31, 2015